EXHIBIT 99

GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

FINANCIAL MEASURES THAT SUPPLEMENT U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES MEASURES (NON-GAAP FINANCIAL MEASURES)

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered "non-GAAP financial measures" under U.S. Securities and Exchange Commission rules. Specifically, we have referred to GE Capital ending net investment (ENI), excluding liquidity

The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures follow.

GE CAPITAL ENDING NET INVESTMENT (ENI), EXCLUDING LIQUIDITY

(In billions)	September 30, 2015

GECC total assets	$433.8
Less assets of discontinued operations	121.9
Less non-interest bearing liabilities	50.3
GE Capital ENI	261.6
Less liquidity(a)	85.5
GE Capital ENI, excluding liquidity	$176.1

(a)	Liquidity includes cash and equivalents and $3.2 billion of debt obligations of the U.S. Treasury at September 30, 2015.

GE uses ENI to measure the size of its GE Capital segment. GE believes that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. GE also believes that by excluding liquidity, it provides a meaningful measure of assets requiring capital to fund its GE Capital segment as a substantial amount of liquidity resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Liquidity consists of cash and equivalents and certain debt obligations of the U.S. Treasury. As a general matter, investments included in liquidity are expected to be highly liquid, giving us the ability to readily convert them to cash. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.